Exhibit 99.1

Titan Medical Appoints Phillip L. McStotts, CPA, CGMA to Board of Directors

TORONTO--(BUSINESS WIRE)--June 11, 2020--Titan Medical Inc. (“Titan” or “Titan Medical”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces the appointment of Phillip L. McStotts, age 62, to the Company’s Board of Directors, effective immediately. As a financial expert with Certified Public Accountant (CPA) and Certified Global Management Accountant (CGMA) credentials, Mr. McStotts will also be a member of the Audit Committee of the Board of Directors.

Mr. McStotts is a successful entrepreneur with 30 years of experience in the medical device industry, having been a Chief Financial Officer in both public and private companies. He has co-founded start-up companies that have commercialized best-in-class surgical, life and organ support, diagnostic and home-care capital equipment and disposables. He has raised investment capital from institutional and retail investors, angel investors, venture capital, private equity, strategic partners, and a healthcare royalty fund. Mr. McStotts negotiated a reverse-merger into a public company and thereafter transitioned the company from the OTC to Nasdaq trading, and ultimately negotiated its sale to a strategic partner at significant premium to market.

“We are delighted to welcome Phillip to Titan’s Board and look forward to leveraging his capital markets experience, financial acuity, and industry knowledge,” said David McNally, Titan’s Chairman and Chief Executive Officer. “Building on the momentum of our recent success in executing the development and license agreements with Medtronic, the closing of our most recent financing, and settlement of pending litigation, we are excited to turn our attention to execution toward our milestones. I am confident that Phillip will be invaluable to us in many areas, including capital markets strategy, financial planning and oversight, corporate governance and human resource management.”

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com